SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      ✓            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated May 12, 2006 with the report for the three-month period ended on March 31, 2006 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

By letter dated May 12, 2006, the Company reported its Financial Statements for the nine-month period ended on March 31, 2006 and 2005:

	12/31/05	12/31/04
Ordinary Period Result
(nine month period): profit	32,549,510	21,240,626
Extraordinary Period Result
(nine month period): profit - lose	—	—
Period Profit	32,549,510	21,240,626

• Net Assets Composition:
Authorized capital	78,042,363	78,042,363
Integral adjustment of capital	84,620,909	84,620,909
Premium on shares and on shares negotiation	522,805,043	522,805,043
Technical revaluations	3,952,571	3,952,571
Legal reserve	10,655,238	8,992,468
Retained earnings	94,480,959	80,579,445
Total Net Assets	794,557,083	778,992,799

We inform that as of the end of the Financial Statements period the authorized capital of the Company was $78,042,363.- Its share composition is divided into 780,423,632 of non endorsable registered common stock of face value $0,10 each, and with right to 1 vote each, according to the following detail:

❖	IRSA Inversiones y Representaciones Sociedad Anónima	48,091,941	61.6%
❖	Parque Arauco S.A.	23,111,695	29.6%
❖	Other shareholders	6,838,727	8.8%

If all the holders of Company’s Convertible Notes exercised its conversion right at the end of the period the amount of shares would rise to 222,817,489, all those non endorsable registered common stock of V$N 0,10 each, and with right to 1 vote each, according to the following detail:

❖	IRSA Inversiones y Representaciones Sociedad Anónima	145,401,452	65.2%
❖	Parque Arauco S.A.	70,488,282	31.6%
❖	Other shareholders	7,054,708	3.2%

For this calculation, the conversion price considered was 1 divided the exchange rate at the end of the period.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Director

Dated: May 15, 2006